UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138498

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of 2022 Annual General Meeting of Shareholders

On November 17, 2022, Grab Holdings Limited announced that it will hold its 2022 annual general meeting of shareholders on December 9, 2022. The announcement and the notice of annual general meeting are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Grab Announces 2022 Annual General Meeting of Shareholders

99.2	Notice of Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

Date: November 17, 2022	By:	/s/ Christopher Betts
	Name:	Christopher Betts
	Title:	General Counsel